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                                                                    Exhibit 99.1

                              PHP HEALTHCARE CORPORATION




                                       FOR IMMEDIATE RELEASE

                                       For more information contact:

                                       Jack M. Mazur
                                       President and CEO
                                       (703) 758-3600

                                       Mary Lou Schropp
                                       Director, Corporate Communications
                                       (703) 758-7233



               PHP HEALTHCARE ACQUIRES 10 NEW JERSEY HEALTHCARE CENTERS


    Reston, Virginia, March 5, 1997--PHP Healthcare Corporation (NYSE:PPH) has completed the purchase of 10 healthcare centers from Blue Cross and Blue Shield of New Jersey (BCBSNJ), effective Feb. 28, 1997, for more than $30 million, President and CEO Jack M. Mazur announced today.

    The primary care family health centers, located throughout the state, will be incorporated into PHP Healthcare's statewide Integrated System of Care
(ISOC). PHP will begin immediately to aggressively market the centers to third party payors and HMOs active in the New Jersey healthcare market. At the same time, PHP will maintain a patient base from BCBSNJ and HMO Blue, which will provide a minimum guaranteed revenue stream to PHP Healthcare for a three-year period. Currently, covered lives in the network should generate in excess of $100 million over the three-year period; however, the Company cannot predict the number of lives gained or lost over that timeframe. At closing, PHP received all outstanding amounts due, in addition to premiums due under the new agreement, net of claims paid.

    Concurrently, PHP Healthcare sold six of the 10 health center buildings to G&L Realty Corp. (NYSE:GLR) for $22.5 million. PHP signed a 25-year lease, with escalations, on the properties. Based in Beverly Hills, California, G&L Realty is a healthcare real estate investment trust (REIT) specializing in medical office buildings and other healthcare facilities.

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    "Now that we have regulatory approval to market our ISOC in New Jersey, we expect to have a major impact on the delivery of healthcare in the northeast region of the United States," said PHP's Mazur. "The Integrated System of Care has been well received by the patients of BCBSNJ who joined the healthcare centers, and we anticipate that new patients will find the system equally accessible and patient-friendly."

    Called Pinnacle Health Enterprise, the New Jersey ISOC will resemble other provider service networks managed by PHP Healthcare in Connecticut, Georgia and Florida, which align PHP with regional hospitals and physicians. Included in the agreement with BCBSNJ are provider contracts for all BCBSNJ/HMO managed care products.

    PHP Healthcare is a national managed care organization with more than 20 years of successful experience in developing and managing innovative healthcare delivery systems for public agencies, corporations, HMOs, and other third party payors. The Company currently operates more than 80 healthcare projects in 29 states.

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    Except for historical information, the statements preceding are forward-looking statements that involve risks and uncertainties. Investors are cautioned that such statements are only predictions and the actual events or results may differ materially. These forward-looking statements speak only as of this date. The Company undertakes no obligation to publicly release the results of any revisions to the forward-looking statements made today to reflect events or circumstances after today, or to reflect the occurrence of unanticipated events.